Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Dividend Capital Diversified Property Fund Inc.:

We consent to the incorporation by reference in the registration statements No. 333-162636 on Form S-3 and No. 333-194237 on Form S-8 of Dividend Capital Diversified Property Fund Inc. and subsidiaries of our reports dated March 3, 2015, with respect to the consolidated balance sheets of Dividend Capital Diversified Property Fund Inc. and subsidiaries as of December 31, 2014 and 2013, and the related consolidated statements of operations, comprehensive income and loss, equity, and cash flows for each of the years in the three-year period ended December 31, 2014, and the related financial statement schedule, which reports appear in the December 31, 2014 annual report on Form 10-K of Dividend Capital Diversified Property Fund Inc. Our reports refer to a change in the method of reporting for discontinued operations.

/s/ KPMG LLP

Denver, Colorado

March 3, 2015